Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Six Months Ended Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net income	$34,465	$31,342	$53,933	$36,612	$31,579	$66,226	$38,566
Less: Capitalized interest	(2,401)	(1,067)	(2,857)	(353)	—	—	(17)
Add: Fixed charges	3,156	1,784	4,472	1,544	1,111	576	909
Income tax expense	18,804	17,630	30,337	24,562	17,763	37,252	20,858

EARNINGS AVAILABLE	$54,024	$49,689	$85,885	$62,365	$50,453	$104,054	$60,316

FIXED CHARGES:
Interest expense	$548	$515	$1,206	$784	$762	$381	$748
Capitalized interest	2,401	1,067	2,857	353	—	—	17
Rental expense representative of interest factor	207	202	409	407	349	195	144

TOTAL FIXED CHARGES	$3,156	$1,784	$4,472	$1,544	$1,111	$576	$909

Preferred dividends on a pre-tax basis	—	—	—	—	—	—	—

TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS	$3,156	$1,784	$4,472	$1,544	$1,111	$576	$909

RATIO OF EARNINGS TO FIXED CHARGES	17.1	27.9	19.2	40.4	45.4	180.6	66.4

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	17.1	27.9	19.2	40.4	45.4	180.6	66.4